

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Gregory S. Roden
Vice President and General Counsel
QRE GP, LLC
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, TX 77010

> **Re: QR Energy, LP**
> **Registration Statement on Form S-1**
> **File No. 333-169664**
> **Filed September 30, 2010**

Dear Mr. Roden:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. Please provide relevant updates with each amendment. For example, and without limitation, please describe the material terms of your new credit facility, provide material information with respect to any board action related to the awards to be granted to officers and directors of your general partner in connection with this offering, and describe the portion of the Fund's debt that you will assume with respect to the Partnership Properties.

3.   Please file all omitted exhibits as soon as possible. Once you file the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

4.   In the amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A.

5.   Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common units on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

6.   Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

7.   Please submit to us on a supplemental basis all sales literature prior to first use. Once you submit these materials, allow sufficient time to complete our review.

8.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us a copy of that letter, or ensure that FINRA calls us for that purpose.

Prospectus Cover Page

9.   You present the cover page disclosure in a font significantly smaller than the rest of your prospectus, which impacts readability. In addition, please revise your cover page to include more concise descriptions of the risks presented.

10.   Please revise your cover page to disclose the percentage of offering proceeds that will be invested in the business of the partnership. See Section II.B.3.a. of SEC Release 33-6900.

11.   Please revise the first bulleted risk set forth on your prospectus cover page to state that you would not have generated sufficient available cash on a pro forma basis to have paid the minimum quarterly distribution on all of your units for the year ended December 31, 2009 or the twelve months ended June 30, 2010. We note your related disclosure at page 26.

Prospectus Summary, page 1

12.   Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

13.   Please supplement your definition of "the Fund" to disclose the other "certain related entities."

Overview, page 1

14.   We note that you refer repeatedly to the partnership properties, as well as the properties you intend to target for future acquisition, as "mature, legacy onshore oil and gas reservoirs with long-lived, predictable production profiles." Please explain to us, and disclose as applicable, specifically what you mean by "mature" and "legacy" and how these terms apply to all of your properties. Additionally, your reference to these properties as "long-lived" and "predictable" does not appear to take into account the risks you describe at page 34, such as the fact that oil and gas development and production is a high-risk activity with many uncertainties. In addition, the fourth paragraph of the risk factor on page 32 appears to suggest that some of your properties may not fit these descriptions.

15.   We note your reference to the Fund's retained properties and related reserves. As there is no present agreement to purchase these properties, please revise to delete references to the Fund's oil and gas reserves. If you disagree, provide your analysis, reserve reports, and related support for your statements.

16.   Throughout the prospectus summary, you refer investors to other places in the document where they can find more comprehensive discussions of the various issues. Please provide the related page numbers.

17.   With respect to your disclosure at page 2 regarding the remaining properties owned by the Fund following the contribution of the Partnership Properties, please revise to also include the number of net wells in which the Fund holds interests, as well as the net production produced to its interests.

18.   We note from your disclosure that "The Fund has informed us that it intends to offer us the opportunity to purchase these mature onshore producing oil and natural gas assets, from time to time, in future periods." Please expand your disclosure to explain how the purchase price of these properties will be determined (e.g. fair value, book value, etc.). If you will purchase these properties as fair value, please tell us how fair value will be determined.

Our Properties, page 2

19.   In footnote two to the table on the bottom of page two you refer to "Statement of Financial Accounting Standard No. 69." We further note a reference to SFAS No. 133 later in the document. Please note that the FASB Accounting Standards Codification became effective July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Our Hedging Strategy, page 3

20.   We note your statements at page 5 that you intend to enter derivative contracts on a "rolling basis" and on an "opportunistic basis." Please clarify what you mean by such terms in this context.

Our Principal Business Relationships, page 4

Our Relationship with the Fund, page 4

21.   We note that the Fund will be obligated to provide you the right of first refusal to purchase properties that it may offer for sale that consist of at least 70% proved developed producing reserves. In connection with your statement that you believe that the majority of the Fund's assets are currently suitable for acquisition by you, please quantify the portion of the Fund's retained properties that meet the 70% proved developed producing reserve criteria. With a view toward disclosure, explain to us whether there are safeguards in place to prevent the Fund from structuring transactions to avoid this obligation.

Management of QR Energy, LP, page 8

22.   Please revise to indicate, as you do on page 175, that these fees were negotiated among affiliated parties and, consequently, are not the result of arm's-length negotiations.

Administrative Services, page 8

23.   Please disclose in this section what the expected administrative services fee would be assuming 2011 Adjusted EBITDA is in line with your projections at page 76.

24.   For the period beginning in fiscal 2013, please indicate briefly in this section, as you do at page 175, that Quantum Resources Management, LLC will exercise substantial discretion in determining the nature and amount of expenses allocated to the partnership. In addition, please explain to us, and disclose as applicable, whether it is likely that there will be a material change in the size of the administrative services fee once the partnership begins reimbursing Quantum Resources Management, LLC for actual direct and indirect expenses. In this regard, we note your disclosure at page 161.

Management Incentive Fee, page 8

25.   We note your disclosure at page 67 that your partnership agreement may be amended with respect to the requirement that you distribute all available cash. Please discuss in the context of conflicts of interest the risk that the fund and its affiliates could amend the partnership agreement after the subordination period has ended.

Role of our Conflicts Committee in Acquisitions from the Fund and Quantum Energy Partners, page 11

26.   It appears that this discussion contemplates not only acquisitions from affiliates, but also potential joint venture transactions with such affiliates. Please modify the caption of this section to adequately describe the discussion included.

27.   We note that your general partner's board of directors will have a standing conflicts committee comprised of at least three independent directors. Please disclose the total number of directors on the general partner's board.

28.   In addition, please revise to clarify that the conflicts committee does not review all such transactions, only those that the general partner's board of directors chooses to refer, as noted at page 180.

The Offering, page 12

Cash Distributions, page 12

29.   We note your disclosure at page 13 that the amount of pro forma available cash generated during the twelve-month period ended June 30, 2010 would not have been sufficient to pay the full minimum quarterly distributions. Please revise this section to indicate also that available cash would not have been sufficient to make full quarterly distributions in the twelve-month period ended December 31, 2009, as you disclose at page 26.

Management Incentive Fee, page 14

30.   With respect to your statement here and throughout your filing that no incentive fee will be earned or payable unless you have made or reserved a quarterly distribution that "equaled or exceeded the Target Distribution for such quarter," it appears that the incentive fee is only payable in quarters where the distribution equals or exceeds 115% of the Target Distribution for such quarter, as stated on page 8 and elsewhere. Please advise or revise.

Summary Reserve and Pro Forma Operating Data, page 23

31.   Please revise your statement in footnote 1 that "[o]ne Boe is equal to six Mcf," to reflect that this represents only a rough energy equivalency, not price equivalency.

Risk Factors, page 25

"Our Estimated Proved Reserves Are Based on Many Assumptions . . .," page 32

32.   We note that you refer to the standardized measure of your estimated proved reserves frequently, particularly in the prospectus summary. Please break out into a separate risk factor under an appropriate heading your discussion with respect to the risks surrounding the use of the standardized measure.

Use of Proceeds, page 62

33.   Please revise to include also a tabular presentation of your intended use of proceeds.

34.   We note your disclosure at page 62 that the net proceeds from any exercise of the underwriters' option to purchase additional common units will be paid to the Fund. Please provide such information on your prospectus cover page. In addition, please clarify why such amounts will be paid to the Fund, and why units not purchased pursuant to the underwriters' allotment will be issued to the Fund.

Our Cash Distribution Policy and Restrictions on Distributions, page 66

General, page 66

Restrictions and Limitations on Cash Distributions . . ., page 66

35.   We note your disclosure at page 67 that it is possible that return of capital distributions could be made from operating surplus. Please add related risk factor disclosure, or tell us why this does not present a material risk. In addition, please add a cross-reference in this section to your discussion of operating surplus and capital surplus that begins at page 89.

QR Energy, LP – Estimated Adjusted EBITDA, page 76

36.   We note you present estimated adjusted EBITDA prior to the establishment of any reserves by the board of directors of your general partner. Please clarify why you have presented estimated adjusted EBITDA prior to the establishment of any reserves as your disclosure on page 88 appears to imply that the establishment of reserves will be required for the proper conduct of your business, to comply with applicable laws, and to comply with your debt and other agreements.

Provisions of our Partnership Agreement Relating to Cash Distributions and the Management
Incentive Fee, page 88

Definition of Available Cash, page 88

37.   You disclose that the amount of cash available for distribution is less a cash reserve to
        "provide for the proper conduct of our business." Please expand this disclosure to more
        clearly identify the items that provide for the proper conduct of your business.

Capital Expenditures, page 91

38.   We note your statement at page 92 that the use of estimated maintenance capital
        expenditures in calculating operating surplus will make it more difficult for you to raise
        your distribution above the minimum quarterly distribution and pay a management
        incentive fee to your general partner. Please clarify how the use of estimated maintenance
        capital expenditures will have such an effect.

Management's Discussion and Analysis, page 106

Overview, page 106

Our Properties, page 106

39.   Please revise to disclose also the number of net wells in which you have working interests.

Retained Properties, page 107

40.   We note that the Fund's retained assets are "legacy properties in [y]our producing regions
        with characteristics similar to the Partnership Properties." In an appropriate place, disclose
        how your general partner, the Fund, and the other affiliates determined which properties
        they would contribute to you in connection with this offering. To the extent true, indicate
        that these decisions were not made on an arm's-length basis, note the conflict of interest,
        and provide related risk factor disclosure as appropriate.

Pro Forma Results of Operations, page 114

Factors Affecting the Comparability of the Pro Forma Results . . ., page 114

41.   You state in the third bullet point at page 114 that you are not obligated to pay a
        management fee. Please distinguish such management fee from the administrative fee that
        you will be obligated to pay to Quantum Resources Management, LLC.

Business and Properties, page 134

Production, Revenues and Price History, page 150

42.   Within the table at the top of page 150, please clarify whether the amounts presented for the Partnership Properties are on a pro forma basis. If not, please explain how the amounts were determined.

Management, page 161

43.   We note your disclosure at page 161 that it is anticipated that certain of the executive officers of your general partner will devote significantly less than a majority of their time to your business in the foreseeable future. For each executive officer of your general partner, please disclose a reasonable estimate of the amount of time that you anticipate he will devote to your business.

44.   In connection with your discussion of the conflicts committee, please revise to disclose each of the various functions performed by the conflicts committee, including without limitation, its function in determining the fair market value of your assets other than reserves or derivatives in connection with the management incentive fee base and its role in resolving conflicts of interests.

Directors and Executive Officers, page 163

45.   With respect to each individual, please ensure that you have provided relevant dates in connection with their prior employment histories. For example, the dates of Mr. Selzer's employment prior to 2009 are not clear. Please revise.

Compensation Discussion and Analysis, page 166

46.   We note your disclosure at page 166 that responsibility and authority for compensation-related decisions for executive officers dedicated to your business "will reside with [y]our general partner." Please clarify whether this means that the board of directors of your general partner will make such decisions.

47.   We note your disclosure that you are not presenting compensation for historical periods. With a view toward disclosure, please tell us whether the Fund or its affiliates have historically allocated any portion of the compensation of your general partner's directors and executive officers to the Partnership Properties.

48.   With respect to the incentive compensation that you plan to base on performance metrics, please revise to indicate whether the relevant performance metrics will relate solely to the performance of QR Energy, LP.

Long-Term Incentive Plan, page 167

49.   Your disclosure that your general partner "has adopted" a long-term incentive plan does not appear to be consistent with your disclosure that your general partner "intends to adopt" the QRE GP, LLC Long-Term Incentive Plan. In addition, it is not clear whether the referenced plan is the same plan you intend to file as Exhibit 10.3. Please advise or revise.

Certain Relationships and Related Transactions, page 172

50.   We note your disclosure at page 175 that after December 31, 2012, your general partner will reimburse Quantum Resources Management for the allocable expenses it incurs in its performance under the service agreement. We also note your disclosure that such expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for you or on your behalf. Please disclose how the allocable expenses will be determined. For example, please discuss how the allocable expenses related to salary, bonus, and incentive compensation for executive officers of the general partner will be determined.

Conflicts of Interest and Fiduciary Duties, page 180

51.   We note that you are authorized to make investment capital expenditures. Please explain to us, and disclose as applicable, whether the general partner or an affiliate of the general partner has the authority to invest the partnership's funds in other partnerships in which the general partner or an affiliate is the general partner or has an interest. To the extent true, also provide related risk factor disclosure.

52.   We note your disclosure at page 35 that affiliates of the Fund own leasehold interests lying contiguous or adjacent to your interests and that they could take actions, such as drilling additional wells, which would adversely affect your operations. Please revise to discuss this in further detail in this section. Indicate also whether these affiliates are managed by Quantum Resources Management, LLC.

Material Tax Consequences, page 208

53.   Please remove any implication that investors are not entitled to rely on the tax opinion. In that regard, we note your statement at page 208 in which you encourage prospective unitholders to "depend on" their own tax advisors.

Lock-Up Agreements, page 231

54.   Please file the lock-up agreements as exhibits.

Unaudited Pro Forma Condensed Financial Statements, page F-2
General

55.   As requested in our letter to you dated September 28, 2010, please specifically disclose in the notes how the pro forma statements of operations are not indicative of operations going forward because they necessarily exclude various operating expenses of the Denbury Properties (i.e. expenses related to both the legacy EXCO and legacy Encore properties).

Note 2. Pro Forma Adjustments and Assumptions, page F-9

57.   Within note (f) you present the effects of borrowing $225 million under a new revolving credit facility. Please tell us whether you have received a commitment from a financing source and clarify for us why such borrowing is factually supportable for the purposes of pro forma adjustment. See Rule 11-02(b)(6) of Regulation S-X for guidance.

58.   Within note (n) you provide a pro forma adjustment to reflect the additional personnel to manage the assets acquired in the Denbury acquisition. Please demonstrate to us how this adjustment is factually supportable. If you conclude such amounts should not be presented as a pro forma adjustment, please continue to provide footnote disclosure of such amounts with sufficient explanation as to why such amounts are not included within the pro forma presentation. Similar concerns apply to the pro forma adjustment described in note (v).

59.   Note (p) explains that such adjustments relate to the oil and gas interests to be contributed to you by your Predecessor. Please expand this disclosure to explain how the individual amounts were determined.

60.   Please expand your disclosure within note (t) to explain how the amount of general and administrative expenses, exclusive of the administrative services fee, was determined. As part of your response, please address why the general and administrative expenses not related to the administrative services fee are factually supportable.

Note 4. Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12

61.   As requested in our letter to you dated September 28, 2010, please expand your disclosures to provide the reserve information required by ASC 932-235-50-3 through 50-11 on a pro forma basis for the oil and natural gas interests to be contributed to you by your Predecessor at the closing of the offering.

QA Holdings, LP - Consolidated Statements of Cash Flows, page F-41

62.   Please tell us why you believe it is appropriate to present the proceeds from sales of
        marketable equity securities as an operating activity for the year ended December 31, 2009.
        We note that amounts for purchases and sales of marketable equity securities for the year
        ended December 31, 2008 were presented as an investing activity.

Acquired Encore Properties, page F-72

Note 4. Supplemental Oil and Gas Reserve and Standardized Measure Information (Unaudited),
page F-73

63.   We note you have not included future income taxes in Encore's supplemental standardized
        measure. However, we note future income taxes are included in EXCO's supplemental
        standardized measure. Please clarify why these presentations differ.

Engineering Comments

Our Properties, page 2

64.   We note your statement, "Approximately 72% of our estimated reserves as measured by
        value, based on standardized measure, have had associated production since 1970." Please
        revise your presentation of proved reserves here to include the degree of depletion for the
        properties in each of the four areas, i.e. proved reserves divided by the sum of proved
        reserves and cumulative production. Include figures for oil, gas and NGL and a comparison
        of your properties' degree of depletion with that of Quantum Resource Funds' 53.5
        MMBOE of proved reserves discussed on page 2.

65.   Please expand your discussion to include the extent to which your proved reserves are
        attributable to enhanced recovery techniques. Include cross references to informative
        disclosure elsewhere in your document.

66.   Please clarify your statement "…we produced from approximately 2,100 gross wells across
        our properties, with an average working interest of 25%, and a 66% value-weighted average
        working interest, based on standardized measure" with an explanation of the method you
        used to determine the underlined parameter.

67.   Please submit to us the petroleum engineering reports - in hard copy and electronic digital
        format - you used as the basis for your June 30, 2010 proved reserve disclosures. These
        should include:

        • One-line recaps for each property sorted by field and by present worth within each
          proved reserve category including the dates of estimated first production for your
          proved undeveloped properties;

- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

- Individual income forecasts for the proved developed and proved undeveloped reserves attributable to each of the two largest fields (net equivalent reserve basis) as well as a development schedule for the PUD reserves in these two fields;

- Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations, analogy well performance) for each of the two fields. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest two fields.

Please direct these items to:

Ronald M. Winfrey, P.E.
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
(202) 551-3704-tel

Reserve Data, page 23

68.   Please amend your document to present also the average adjusted oil, gas, and NGL prices used to estimate the disclosed proved reserves.

Risk Factors, page 25

Our Estimates of Proved Reserves Attributable to the Partnership Properties That Have Not Been Prepared or Audited By an Independent Reserve Engineering Firm May Not Be As Reliable or As Accurate As Estimates of Proved Reserves Prepared By an Independent Reserve Engineering Firm, page 33

69.   We note your statement, "Our internal estimates of proved reserves may differ materially from independent proved reserve estimates as a result of the estimation process employed by an independent reserve engineering firm. Our internal proved reserve estimates are based upon various assumptions, including assumptions required by the SEC related to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds." Please explain to us the processes used by your third party engineer that could result in proved reserve estimates that are materially different from yours. Address the requirement that proved reserves are reasonably certain of economic recovery, regardless of estimation processes employed.

Developing and Producing Oil and Natural Gas Are Costly and High-Risk Activities with Many
Uncertainties That Could Adversely Affect Our Financial Condition or Results of Operations and,
As a Result, Our Ability to Pay Distributions to Our Unitholders, page 34

70.   Please amend your document to disclose the consequences of loss of hydrocarbon
        containment during drilling, transportation, or processing.

Because We Do Not Control the Development of Certain of the Properties in Which We Own
Interests, but Do Not Operate, Including Our Overriding Oil Royalty Interest in the Jay Field, We
May Not Be Able to Achieve Any Production from These Properties in a Timely Manner, page 40

71.   We note your statement, "As of June 30, 2010, approximately 17% of our estimated proved
        reserves, as determined by value based on standardised [sic] measure, were attributable to
        properties for which we were not the operator, including our overriding oil royalty interest
        in the Jay Field." Please expand this to disclose the portion of your estimated proved
        undeveloped reserves that are attributed to non-operated properties.

Business and Properties, page 134

Internal Quantum Resources Management Person, page 148

72.   Please amend your document to identify the qualifications of the technical person
        responsible for overseeing the third party engineering audit.

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8

Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12

73.   We note your statement, "Management believes the reserve estimates presented herein,
        prepared in accordance with generally accepted engineering and evaluation principles
        consistently applied, are reasonable." While we understand that there are fundamentals of
        physics, mathematics, and economics that are applied in the estimation of reserves, we are
        not aware of an official industry compilation of such "generally accepted engineering and
        evaluation principles." With a view toward possible disclosure, please explain to us the
        basis for concluding that such principles have been sufficiently established so as to judge
        that the reserve information has been prepared in conformity with such principles. Refer us
        to a compilation of these principles.

Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-13

74.   We note your statement, "Certain properties that were not classified as proved reserves by Denbury have now been classified as proved reserves in accordance with SEC guidelines by the Partnership's management." Please tell us the quantities of proved reserves added and the circumstances that allowed you to reclassify these additions.

75.   We note the disclosure of benchmark pricing: $61.18 per barrel of oil and $3.83 per MMBtu of natural gas. Please amend your document to disclose the average adjusted prices used to determine proved reserves and the associated standardized measure. This comment applies also to the standardized measure presented on pages F-67, F-74 and F-80.

Appendix C – Miller and Lents Report

76.   Please amend your document to present a third party engineering report that discloses:

- The purpose for which the report was prepared and for whom it was prepared;

- The date on which the report was completed;

- The geographic areas in which the covered reserves are located;

- The benchmark and average adjusted oil, gas, and NGL prices used in the estimation of your proved reserves;

- A discussion regarding the inherent uncertainties of reserves estimates that expands on the "generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information";

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report. Please expand on "our informed judgments based on accepted standards of professional investigation"; and

- The percent difference between your proved reserve estimates for the audited properties and those of your third party engineer.

77.   We note the report states, "We made independent estimates for 99 percent of the proved reserves estimated by Quantum" and "…we reviewed the pertinent available engineering, geological, and accounting information for each well or designated property to satisfy ourselves that Quantum's estimates of reserves and future production forecasts and economic projections are, in the aggregate, reasonable. We independently selected a sampling of properties in each region." It seems inconsistent that that the third party sampled properties in each region while it also made independent estimates of 99% of the proved reserves. Please explain this to us and amend your document if it is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jeffrey K. Malonson, Esq.
        (713) 615-5627